

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 17, 2009

Mr. Steven M. Blondy
Chief Financial Officer
Dex Media Inc.
1001 Winstead Drive
Cary, N.C. 27513

> **RE: Dex Media Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
>
> **Form 10-Q for the quarterly periods ended September 30, 2009**
> **File No. 333-131626**

Dear Mr. Blondy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director